08044539

Taking Care of Business

'07

ANNUAL REPORT

Bank of Granite
CORPORATION

Table of Contents



57 62 67

This Bank of Granite Annual Report is printed on acid-free Mohawk 50/10 which includes 15% post-consumer content.

Taking Care of Business

SERVICE AND PERFORMANCE

The title of this year's report was inspired by a training initiative launched in '07: *Taking Care of Business at 212°*.

And, indeed, taking care of business set the tone for '07, a year that was challenging for banking and financial institutions everywhere. We renewed our focus on banking basics: controlling expenses, concentrating on our core areas of service, recruiting and training our people, and pursuing our strategic plan for long-term growth.

Despite the upheavals that continue to affect the banking industry and Bank of Granite, we remain committed to delivering service and performance as solid as our name.

54 CONSECUTIVE YEARS OF INCREASED CASH DIVIDENDS

Dividends Per Share (in dollars)


$0.50
0.40
0.30
0.20
0.10
72
77
82
87
92
97
02
07

Amounts for periods prior to 2006 have been adjusted to reflect the 5-for-4 stock split distributed September 25, 2006. Stock splits or stock dividends in these years: 1956, 1959, 1962, 1964, 1966, 1968, 1971, 1974, 1977, 1982, 1983, 1984, 1985, 1987, 1989, 1992, 1994, 1996, 1998, 2002, 2006.

The Year in Review

TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS...



Chairman Charles M. Snipes, seated, and Chief Executive Officer and President, R. Scott Anderson in the lobby of our newly-constructed Matthews office, which opened in November '07

Two thousand seven was a year marked by many challenges — yet it offered opportunities to invest in our future through identifying and addressing organizational needs.

For the first time in our history we reported a loss for the year, primarily due to the need to provide greater reserves for loan losses. The increase in reserves resulted from an expanded review of our loan portfolio we initiated in late October. A plan to address material weaknesses identified in internal controls related to the Bank's lending practices and policies was developed and is being implemented. Although we remain a well-capitalized bank by regulatory standards, the loss in 2007 is an extremely disappointing situation that we take very seriously.

Although it has produced favorable returns for our stockholders over the long term, our stock performance was weak during 2007, as with many other banks in our industry. Despite our stock and earnings performance, our assets increased for the year to just over $1.2 billion. We also marked 54 consecutive years of increased cash dividends for our stockholders. We believe that we are the only publicly traded bank in the country that can claim this distinction.

Even with the performance challenges of 2007, we were able to create and take advantage of many opportunities that we believe will position our Bank to prosper and grow. Investments in facilities, technology, and people have proven to be tools that help us deliver superior service.

In the burgeoning Mecklenburg County market, our SouthPark and Matthews offices moved into new state-of-the-art facilities. The Morganton, Long View, and Hudson offices in our legacy market in the Unifour underwent extensive up-to-date renovations. On the operational side, new technology has made check imaging better and document imaging and remote deposit capture possible.

Investments in our culture of service to our customers and our communities, and in our future leaders, are stronger than ever. *Taking Care of Business 212 Degrees*, a major initiative launched in 2007, will enable our bankers and the proven commercial lenders that joined us this year to better grow our balance sheet through improved service to our customers.

With the July addition of Jeff Easley as Senior Vice President and Chief Credit Officer, our investment in new credit leadership will continue to have a tremendous impact. Jeff also added other key credit personnel and created a Special Assets and Recovery team that should position this critical area to have a more positive impact on our bottom line.

Our investment in people culminated in January 2008 with the succession of Scott Anderson to Chief Executive Officer upon the retirement of Charles Snipes from that position — after 25 years with Bank of Granite, 50 years in banking, and just shy of his 75th birthday. Scott, a veteran banker with proven leadership ability, will head a youthful yet very experienced and dynamic senior management team. Scott's recent organization of the Bank into three regions headed by senior veteran leaders will allow quicker and better service for our customers and position us to take advantage of growth opportunities.

Yes, 2007 was a disappointing and challenging year for all financial institutions, but especially for Bank of Granite given our historical performance. Yet we remain excited and confident about 2008 and the opportunities it brings for improvement. We are proud of our reputation as a leader among community banks in America and will work to maintain that trust and confidence. We truly appreciate the continued support and loyalty of our stockholders, customers, employees, and friends as we work toward a more successful 2008.

Chairman

Chief Executive Officer & President

Five Year Performance Graph

This performance graph compares total return on our stock over the most recent five-year period with the NASDAQ Composite Total Return Index and the SNL Bank Index. Returns are shown on a total return basis, which assumes the reinvestment of dividends. All of the stock performance data was independently prepared by SNL Financial LC of Charlottesville, Virginia.


$200
180
160
140
120
100
80
2002
2003
2004
2005
2006
2007
Bank of Granite Corporation
SNL Bank Index
NASDAQ Composite Total Return Index

The Year at a Glance

HIGHLIGHTS AND SUMMARY

Financial Highlights

(in thousands except per share data)

	2007	2006	% change
EARNINGS			
Interest income	$ **89,493**	$ 86,543	3.4%
Interest expense	**36,848**	31,777	16.0%
Net interest income	**52,645**	54,766	-3.9%
Provision for loan losses	**55,131**	6,414	759.5%
Other income	**13,001**	12,508	3.9%
Other expenses	**37,001**	32,948	12.3%
Income (loss) before income taxes	**(26,486)**	27,912	-194.9%
Income tax expense (benefit)	**(11,183)**	9,880	-213.2%
Net income (loss)	$ **(15,303)**	$ 18,032	-184.9%
PER SHARE			
Net income (loss)			
- Basic	$ **(0.97)**	$ 1.12	-186.6%
- Diluted	**(0.97)**	1.12	-186.6%
Cash dividends	**0.52**	0.48	8.3%
Book value	**7.47**	9.14	-18.3%
AVERAGE SHARES OUTSTANDING			
- Basic	**15,775**	16,049	-1.7%
- Diluted	**15,775**	16,104	-2.0%
AT YEAR-END			
Assets	$ **1,219,148**	$ 1,199,773	1.6%
Deposits	**971,989**	963,837	0.8%
Loans (gross)	**946,326**	912,492	3.7%
Allowance for loan losses	**17,673**	15,787	11.9%
Stockholders' equity	**115,265**	146,433	-21.3%
RATIOS			
Return on average assets	**-1.27%**	1.56%	
Return on average equity	**-10.95%**	12.57%	
Average equity to average assets	**11.59%**	12.42%	
Efficiency ratio	**55.64%**	48.26%	

Market and Dividend Summary

2007	QUARTER 1	QUARTER 2	QUARTER 3	QUARTER 4
Price Range				
High	$ **19.39**	$ **18.29**	$ **17.43**	$ **14.00**
Low	**16.19**	**15.27**	**12.43**	**9.62**
Close	**17.92**	**16.69**	**13.54**	**10.57**
Dividend	**0.13**	**0.13**	**0.13**	**0.13**

2006	QUARTER 1	QUARTER 2	QUARTER 3	QUARTER 4
Price Range				
High*	$ 16.60	$ 16.66	$ 18.10	$ 19.69
Low*	14.62	15.09	15.21	16.99
Close*	16.22	16.66	17.53	18.97
Dividend*	0.11	0.11	0.13	0.13

** Amounts for periods prior to September 25, 2006 have been adjusted to reflect the 5-for-4 stock split distributed September 25, 2006.*

Leadership

EXPERIENCE AND DIVERSITY

BOARD OF DIRECTORS

Charles M. Snipes
Chairman, Bank of Granite Corporation,
Bank of Granite

John N. Bray
Vice Chairman,
Bank of Granite Corporation,
Chairman & Chief Executive Officer,
Vanguard Furniture Co., Inc.
Hickory, NC

Joseph D. Crocker
Director of Operations,
Z. Smith Reynolds Foundation
Winston-Salem, NC

Le N. Erwin
Owner, More Lace Gift Shop;
President, Morris Investment Company
Morganton/Charlotte, NC

Paul M. Fleetwood, III
President & Owner,
Corporate Management Services, Inc.;
Treasurer, Catawba Valley Building
Supply, Inc.
Hickory, NC

Hugh R. Gaither
President & Chief Executive Officer,
Flagship Brands, LLC
Newton, NC

James Y. Preston
Of Counsel,
Parker, Poe, Adams & Bernstein, LLP
Charlotte, NC

Boyd C. Wilson, Jr., CPA
Executive Vice President,
Broyhill Investments, Inc.;
Vice President & Chief Financial Officer,
BMC Fund, Inc.
Lenoir, NC



Board of Directors: Seated left to right, Paul M. Fleetwood, III, Hugh R. Gaither, Le N. Erwin, and John N. Bray. Standing left to right, Boyd C. Wilson, Jr., Joseph D. Crocker, James Y. Preston, and Charles M. Snipes.

CORPORATION OFFICERS

Charles M. Snipes
Chairman

R. Scott Anderson
Chief Executive Officer & President

Kirby A. Tyndall
Executive Vice President,
Chief Financial Officer,
Secretary & Treasurer

Melodie R. Mathes
Assistant Secretary & Assistant
Treasurer

Executive Management Team

VISION, FRESH IDEAS, SEASONED EXPERTISE

Over the past ten years, the Bank has aggressively recruited and promoted a new generation of senior management who define strategies for our future.

Youthful yet seasoned bankers, they lead by example and empower their associates in each marketplace and office to be local bankers making local decisions.

The addition of Senior Vice President and Chief Credit Officer Jeff Easley brought vital new strength and leadership to the team.

KEY OBJECTIVES

- Assure stockholder satisfaction through strategic planning, stringent budget and internal controls, and a vision to regain our position as one of America's best-run community banks.
- Sustain our culture that truly puts the customer first by exceeding their service experience expectations and providing an array of competitive financial solutions including high-tech products in a high-touch environment.
- Empower our employees through thorough and pertinent training, a supportive environment, ethical and visionary leadership, and opportunities for personal and professional growth.
- Support our communities with our services, our time, and our dollars.

Executive management: Seated left to right, R. Scott Anderson, chief executive officer & president; Charles M. Snipes, chairman; and Kirby A. Tyndall, executive vice president & chief financial officer. Standing left to right, W. C. (Corky) Upchurch, senior vice president & Catawba region executive; Gary L. Lackey, Granite Mortgage chief executive officer & president; Karen B. Warlick, senior vice president & human resources director; Jeff C. Easley, senior vice president & chief credit officer, and D. Mark Stephens, senior vice president & chief information officer.



MORTGAGE OFFICERS AND DIRECTORS

Gary L. Lackey
Director, Chief Executive Officer & President

Charles M. Snipes
Chairman & Director

R. Scott Anderson
Director

Kirby A. Tyndall
Director, Secretary & Treasurer

Pat L. Beyersdorfer
Senior Vice President

Lisa N. Clayton
Senior Vice President

Ginger M. Nelson
Senior Vice President & Assistant Treasurer

Arthur S. Newton, III
Senior Vice President

Ann C. Tucker
Senior Vice President

Natalie J. Dillard
Vice President

Tom L. Thuss
Vice President

Carolyn K. Alley
Assistant Vice President

Bobby D. Church
Assistant Vice President

Dixie L. Jones
Assistant Vice President

Donna T. Newton
Assistant Vice President & Assistant Secretary

Joe M. Perkins
Assistant Vice President

Sonya B. Gregory
Assistant Secretary

LOCAL BOARDS OF DIRECTORS

CHARLOTTE / MECKLENBURG

Robert D. Culbertson*
President, The Morehead Group

Samuel M. Black
Senior Vice President, Bank of Granite

Dr. Ki-Hyun (Kenny) Chun, CPA
Chief Executive Officer, Chun Group, Inc.

Teresa L. Hawkins
Engineer, Stewart Engineering

James L. McCoy, Jr.
Executive Vice President, First Tryon Securities

David M. Sidbury
President, David M. Sidbury, Inc.

Howard E. Virkler
Chairman, The Virkler Company; President & Chief Executive Officer, American MyBeau



GRANITE FALLS

Rudy L. Snow*
Sales Manager, Southeastern Biomedical Association Inc.

Claudia D. Bujold
Civic & Community Leader

Dr. T. Eugene Carpenter
Gardner Webb University

Beverly M. Fry
Banking Officer, Bank of Granite

Barry C. Hayes
Owner, Hayes & Co.

Larry L. Huffman
Pharmacist & Owner, Granite Drug Center

Michael M. Mackie
President, Mackie Furniture Co.

Dr. Dan N. Stallings
Real Estate Development

Linda K. Story
Town Manager, Granite Falls

Mary Frances B. Sullivan
Civic & Community Leader

HICKORY

Frances R. Hilton*
Civic & Community Leader

Iris K. Barrett
Founder & Owner, "The Word Is My Life"

J. Steven Brackett
Attorney

Jeffery P. Bronnenberg
President & Chief Executive Officer, Jeflyn, Inc. and Four Oaks Capital Management

Lee G. Brown
President, LB Enterprises, Inc.

Forest M. Gaines
President, Gaines Motor Lines

Kathryn T. Greathouse
Partner, Greathouse Construction Co.

James L. Houston, Jr.
Retired Senior Vice President, Wheat First Butcher Singer

Dr. J. Ward Kurad
President, Legends Development, LLC

Landon B. Lane, Jr.
Private Investor

Steve M. Mull
Civic & Community Leader

Jill J. Patton
Civic & Community Leader

David H. Sain
Retired Area General Manager, Lowe's Companies, Inc.

Kenneth R. Turnmyre
President, VESCO Industrial Trucks

W. C. (Corky) Upchurch
Senior Vice President, Bank of Granite

Rosemary Bass Young
President, Bass-Smith Funeral Home & Crematory

* Denotes Chairperson

LOCAL BOARD OF DIRECTORS CONTINUED

HUDSON

W. Barry Spicer*
Corporate Risk Manager,
Hickory Springs Manufacturing

Jimmy D. Hemphill
Retired, Assistant to the President,
Caldwell Community College

Judy R. Hendrix
Vice President, Bank of Granite

Carolyn A. Icard
Literacy Specialist,
Burke County Schools

William M. Lovelace, Jr.
Retired President, Hudson Drug Co.

Bryce H. Sherrill
Retired Vice President, Bank of Granite

Tim R. Sigmon
Manager, Sigmon's Fashions, Inc.

J. C. Sullivan
President, Bost Lumber Co.

William (Bill) R. Warren
Owner, The Gold Mine

LENOIR

Margaret (Peg) Broyhill*
Branch Manager, First Vice President
Investments, Wachovia Securities

David W. Barlow
Owner & Broker,
Barlow & Triplett Realty, Inc.

T. Rahn Chase
Vice President, Bank of Granite

Houston H. Groome, Jr.
Attorney, Groome, Tuttle, Pike & Blair

Helen P. Hall, Ed. D.
Field Supervisor,
Appalachian State University

Dr. F. Ted Holcher
Dentist

William F. Howard, III
Vice President of Human Resources,
Bernhardt Furniture Company

Douglas W. Johnson
Chief Executive Officer, Blue Ridge
Electric Membership Corporation

Dr. Donald W. Lackey
Retired Veterinarian

Scott R. Ross
Vice President & General Manager,
Autumn House, Inc.

Marty G. Waters
Chief Executive Officer & President,
The Marlin Company

Dr. Parker T. Williamson
Executive Editor of PLC Publications;
Chief Executive Officer, Presbyterian
Laymen's Committee

MORGANTON

Dr. Alfred W. Hamer, Jr.*
Retired Obstetrician & Gynecologist

John F. Black, Jr.
President, Black & Associates

Reverend Dr. Thomas A. Bland, Jr.
Minister, First Baptist Church

F. Keith Bowers
Co-Owner,
Bowers Nationwide Insurance

P. Spencer Cash
President, Mimosa Insurance, LLC

Sharon S. Marlow
Owner & Managing Broker,
Sharon Marlow Realty

Robert T. McGimsey
Certified Public Accountant

Reverend W. F. (Mac) McIntosh
Retired Educator,
Burke County Public Schools

Peggy M. Saunders
Attorney

Earl B. Searcy, III
Senior Vice President, Bank of Granite

NEWTON/CONOVER

Larry A. Bowman*
Civic & Community Leader

George W. Clark
Chief Executive Officer & President,
Catawba Sox, Inc.

R. Gary Corne
Attorney, Corne, Corne & Grant

Dr. J. Rick Davis
Principal Owner, Newton Vision Center

C. Ralph Hinson
President, Tarason Labels, Inc.

Jerry T. Hodge
Sales Manager, GDS/Republic Services
of North Carolina

Vicki A. Lovett
Banking Officer, Bank of Granite

David B. Radke
President, InterContinental Corp.

C. Leon Robinson
President, Robinson Builder's Mart

H. Bernie Whitmer
Vice President, Bank of Granite

WILKES COUNTY

Jack A. Underdown*
Appraiser & Realtor,
Jack A. Underdown, Inc.

James W. Cook
President, Cooks Inc.

Matthew B. Daye
Vice President, Bank of Granite

Mike D. Miller
President, Miller Brothers Lumber

Mark Pavlansky
President, Hibco Plastics

Walter W. Stroud
President, American Specialty
Window & Door

Carron H. Suddreth
President, Care Concepts, Inc.

* Denotes Chairperson

Building Our Team

PROMOTIONS AND ADDITIONS



PROMOTIONS

1 **R. Scott Anderson**
Downtown Hickory
Chief Executive Officer

2 **Chris M. Cole**
Hibriten
Banking Officer

3 **Matthew B. Daye**
Wilkesboro
Wilkes County Executive

4 **Doug J. Phillips**
Loan Services, Hickory
Credit Administration Officer

5 **Lee E. Williams**
Uptown Charlotte
Banking Officer

ADDITIONS

6 **Susan C. Bobbitt**
Matthews
Assistant Vice President & Office Manager

7 **Jeff C. Easley**
Loan Services, Hickory
Senior Vice President & Chief Credit Officer

8 **Andrew S. Jackson**
Downtown Hickory
Vice President & Commercial Loan Officer

9 **Tathel L. Miller**
Wilkesboro
Vice President & Commercial Loan Officer

10 **Will P. Monroe**
Downtown Hickory
Senior Vice President & Commercial Loan Officer

11 **Cindy B. Pearson**
Wilkesboro
Assistant Vice President & Commercial Loan Officer

12 **Jeff S. Sims**
Greensboro/High Point
Vice President & Commercial Loan Officer

NOT SHOWN

Donald L. Wachter
Special Assets, Hickory
Vice President

Larry W. Baker
Special Assets, Hickory
Assistant Vice President

Steve L. Motter
Special Assets, Hickory
Assistant Vice President

BANK OFFICERS

Charles M. Snipes
Chairman

R. Scott Anderson
Chief Executive Officer &
President

Kirby A. Tyndall
Executive Vice President,
Chief Financial Officer,
Secretary & Treasurer

Jeff C. Easley
Senior Vice President &
Chief Credit Officer

D. Mark Stephens
Senior Vice President &
Chief Information Officer

W.C. (Corky) Upchurch
Senior Vice President &
Catawba Region Executive

Karen B. Warlick
Senior Vice President &
Human Resources Director

Samuel M. Black
Senior Vice President &
Metro Region Executive

Terry N. Freeman
Senior Vice President

Gayle H. Harris
Senior Vice President

Will P. Monroe
Senior Vice President

Earl B. Searcy, III
Senior Vice President &
Mountain Region Executive

Karen R. Clark-Caruso
Vice President &
Public Relations and
Marketing Director

Joy B. Coffey
Vice President

T. Rahn Chase
Vice President

Jeffrey F. Clanton
Vice President

Boyd W. Coggins, Jr.
Vice President

Matthew B. Daye
Vice President

Kelly H. Farr
Vice President

D. Adam Flippin
Vice President

Robert E. Goodson
Vice President

Cindy E. Hamrick
Vice President &
SEC Reporting Officer

Pam T. Harwell
Vice President

Judy R. Hendrix
Vice President

Michael L. Holland
Vice President

Andrew S. Jackson
Vice President

Teresa F. Martin
Vice President

Gerald A. McGuire
Vice President

Donald D. McSwain
Vice President

Tathel L. Miller
Vice President

Doug J. Phillips
Vice President

David J. Paul
Vice President &
Controller

M. Stan Reece
Vice President

Jeffrey S. Sims
Vice President

Kelly D. Stroud
Vice President

Nancy L. Summey
Vice President &
Compliance Officer

Sheila R. Taylor
Vice President &
Training Director

Derek B. Titus
Vice President

Donald L. Wachter
Vice President

Peter W. Whitener, Jr.
Vice President

H. Bernie Whitmer
Vice President

Janet H. Winkler
Vice President

Teresa L. Andrews
Assistant Vice President

Larry W. Baker
Assistant Vice President

Susan C. Bobbitt
Assistant Vice President

David L. Deal
Assistant Vice President

Donna M. Harris
Assistant Vice President

Angela R. Lovelace
Assistant Vice President

Andrea J. McGowan
Assistant Vice President

Steve L. Motter
Assistant Vice President

Cheryl M. Mrozek
Assistant Vice President

Cindy B. Pearson
Assistant Vice President

Kathy E. Reagan
Assistant Vice President

Brenda T. Warren
Assistant Vice President

Adam M. Wingler
Assistant Vice President

Christopher M. Cole
Banking Officer

Beverly M. Fry
Banking Officer

Rick H. Hallyburton
Banking Officer

Aaron R. Hughes
Banking Officer

Vicki A. Lovett
Banking Officer

Kelly C. Melton
Banking Officer

Sherry E. Robertson
Banking Officer

Karen C. Stroup
Banking Officer

Dana F. Watson
Banking Officer

Lee E. Williams
Banking Officer

M. Randell Dula
Collections Officer

Lee S. London
Financial Officer

G. Wayne Bass
Vice President &
Chief Auditor

John R. Williams
Senior Auditor

Kris A. Siemer
Auditor

Our Valued Employees

THE BANK'S GREATEST ASSET





2007 DISTINGUISHED SERVICE AWARD

Network Services Manager Susan D. Lindsey, was the recipient of the Bank's Distinguished Service Award for 2007.

Honored for her "hard work, dedication, and knowledge," Susan began her career with Bank of Granite in 1998 as a Network Technician and has more than 20 years experience in information technology. She manages the network and desktop support team and works out of the Bank's Granite Falls Operations Center, although her work takes her to all 22 Bank of Granite offices.

FIRST ANNUAL FLO ROGERSON AWARD FOR OUTSTANDING SERVICE

Awarded to Customer Service Manager Geanina V. Neal, Uptown Charlotte office.

Lenoir office employee Flo Rogerson died of cancer in May 2006. In her honor, this prestigious award is presented annually to an employee who inspires others to excellence. Rogerson loved her Bank associates and her customers. Her work ethic and dedication raised the quality bar for all Bank of Granite employees. Geanina joined the Bank in 2004 and has more than eight years of banking experience.

The ROI on employee training is growth and satisfaction — for our team, our customers and our stockholders.

ON THE RISE



Brandon E. Barrier
Loan Services Special Assets Associate



Huan N. Dinh,
Loan Services Collections & Bankruptcy Associate



Dustin T. Seagle
Operations Management Associate



Jon David Ross
Commercial Lending Management Associate



Adena A. Greene
Wilkesboro Loan Officer



Nick C. Waldon
Office Management Associate



Reinforcement of classroom training has been accomplished by one-on-one sessions with Judi Isom (shown at left) and through conference calls with participants.

Taking Care of Business at 212°

RELATIONSHIP BUILDING + BRINGING CUSTOMER SERVICE TO A FULL BOIL

At the Executive Management Team's request, Sales and Service expert Judi Isom developed a customized program to teach our bankers how to deal with the real-life challenges they encounter every day. Her program actively involves participants and focuses efforts on developing skills and action steps. The behaviors modeled and the skill practice and reinforcement have enabled our bankers to achieve better planning and to implement and nurture relationships one degree better than ever before by:

- planning and identifying opportunities;
- getting appointments and spending uninterrupted time with the customer or prospect;
- assessing skills – learning about life goals, current financial position, etc;
- matching solutions to perceived and unperceived concerns and/or needs.

'07 Marketing

SUCCESS NEEDS A PARTNER

Strategy: reinforce our brand through satisfied customers, strong products, and community outreach.

Customer testimonials, in ads shown below, featured our key customer — the local business owner. The message: our bankers are your best business partners.


SUCCESS NEEDS A PARTNER
"My banker is part of my network, not just a voice on the phone. He knows about opportunities and understands the local economy. He's truly a business partner."
SUCCESS NEEDS A PARTNER
"I'm an Angela fan. She'll always have my business. Plus, it is rewarding to walk through the door and everyone knows you."
100 YEARS
Bank of Granite
SUCCESS NEEDS A PARTNER
"My bank reflects my firm's model: easy access to decision makers and incredible personal service."
100 YEARS
Bank of Granite

Regional bankers were spotlighted in local publications and on National Public Radio affiliates touting "local bankers, local decisions" and selected products were featured on billboards. As a partner in Charlotte's WSOC-TV's "Family Focus" the Bank increased brand awareness and took an active part in the School Tools collection campaign.

Bricks & Mortar

POSITIONED FOR GROWTH

Bank of Granite continued to invest in the extraordinary opportunities the Charlotte Metro area offers and updated and remodeled some of our other offices.

We completed construction of and moved into a new office in Matthews and moved our SouthPark office to a more convenient location in the same high-traffic shopping area.

Our Hudson, Long View, and Morganton offices underwent extensive remodeling — the more obvious upgrades were new carpet, paint, and privacy panels for Customer Service and Sales Representatives. More subtle changes included better lighting and more private safe deposit box areas.



The new Matthews office, located in one of Charlotte's fastest growing communities, opened for business in November. The 5,000 square foot office includes a board room available for our customers' use, plentiful parking, and enhanced services such as drive-through lanes, an ATM, night depository, and safe deposit boxes.


Bank of Granite

To keep up with growing customer demand, we also moved our SouthPark office to a more spacious, more convenient location near the popular Earth Fare in the Morrison shopping center.

Corporate Citizenship

DEDICATED WORKERS & VOLUNTEERS

As the Bank continues to grow, our commitment to the communities we serve grows along with it.

Our Burke, Caldwell, and Catawba, county offices raised $22,364 for the March of Dimes, and the Bank and its employees gave more than $81,000 to the United Way 2007 Annual Pledge Campaign. The Northwest North Carolina Chapter of the Association of Fundraising Professionals (AFP) presented our Long View office with its Outstanding Philanthropic Organization award for its exemplary community support. Our Burke Caldwell, Catawba, Iredell, Mecklenburg, and Watauga county offices were leading collection points for WSOC-TV's School Tools Campaign, which collects and distributes school supplies. Finally, Newton Teller Cecilia Chioc was one of 30 finalists for the WSOC-TV 9 Who Care awards for outstanding community service.

Community Involvement:

(partial listing)

CAMP CHALLENGE
COMMUNITIES IN SCHOOLS
COUNCIL ON ADOLESCENTS
FOOD & CLOTHING DRIVES
FOREVER YOUNG SOCIAL & DANCE
HABITAT FOR HUMANITY
HOSPICE OF CALDWELL COUNTY
MEALS ON WHEELS
TEACH CHILDREN TO SAVE DAY
TUTORING & MENTORING


SAVE FIRST
When you save, they save.
Teach them how Click on our Learning Link at bankofgranite.com for solid tips on saving and money management.
100 YEARS
Bank of Granite
A CENTURY OF SOLID SERVICE

Teaching Children to Save
AN INVESTMENT IN OUR FUTURE

One of the Bank's regular marketing messages is "Save first. Spend responsibly. Bank with friends." This year bankers in each of our markets made presentations on saving at area schools and a link on our website gives customers of all ages financial information and resources.

Technology

AHEAD OF THE CURVE

Over the years Bank of Granite has consistently been ahead of the technology curve.

Among the earliest to implement electronic transactional banking (Online Banking, Bill Pay, eStatements), this year we laid the groundwork to introduce mobile banking — the ability to access accounts and pay bills over any web-enabled cell phone.

We re-engineered our check processing using technology that photographically images all checks and deposits.

We introduced, Granite eDeposit™, our version of remote deposit capture, which allows business customers to make deposits directly from their places of business.

Our move to electronic presentment, the eliminaton of transferring paper from bank to bank, allows us to take checks presented for deposit — digitally or in person — and present them in electronic format for collection from the bank they are drawn on. This speeds up collections and allows us to invest funds faster.

We installed document imaging in Loan Services which allows us to store credit information electronically and access it quickly throughout our system.

Lending

RESPONSIVE & RELIABLE

Local bankers making local decisions — each of our managers has individual loan authority for lines of credit, term loans, and letters of credit.

Significant additions to our loan support team over the past year speed due diligence and processing. We have long been recognized as a major supporter of local businesses and community services and strive to find creative solutions for our client's financial needs.

Our managers all have individual loan authority and deep bench support.


Bank of Granite

New commercial construction throughout the marketplace proved good business for our lenders. This 21,000+ square-foot facility for Northwestern Carolina Oncology and Hematology, P. A. in Hickory is slated for completion in '08.

Stockholder Information

COMMON STOCK

Bank of Granite Corporation's (the "Company's") common stock trades on The NASDAQ Global Select Market℠ under the symbol GRAN. Price and volume information is contained in The Wall Street Journal and most major daily newspapers in the NASDAQ section.

ANNUAL MEETING

The Annual Meeting of the stockholders of Bank of Granite Corporation will be held at 10:30 am, Monday, April 28, 2008, at the Holiday Inn Select, 1385 Lenoir-Rhyne Boulevard Southeast, Hickory, North Carolina (located off Interstate 40 at Exit 125).

EQUAL OPPORTUNITY EMPLOYER

The Company provides equal employment opportunity for all qualified and legal employees and applicants regardless of race, religion, color, sex, national origin, age, veteran status, or disability (physical or mental impairment), to the extent that the Company is able to make reasonable accommodation to those with disabilities, in accordance with applicable federal laws. In addition, the Company complies with applicable state and local laws governing non-discrimination in employment in every facility. This policy applies to all terms and conditions of employment including, but not limited to, hiring, placement, promotion, termination, layoff, recall, transfer, leave of absence, compensation, benefits, and training.

COPIES OF FORM 10-K

Copies of Bank of Granite Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by stockholders at no charge from the Company's Internet site at www.bankofgranite.com or by searching the "EDGAR" archives at the SEC's Internet site at www.sec.gov or by writing:

Kirby A. Tyndall, Secretary & Treasurer
Bank of Granite Corporation
Post Office Box 128
Granite Falls, North Carolina 28630
(email: ktyndall@bankofgranite.com)

STOCK TRANSFER AGENT & REGISTRAR

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, 908.497.2300 or 800.368.5948. For responses to Frequently Asked Questions ("FAQ's") about stock transfers, dividend payments, and other issues, visit our Transfer Agent's web site at www.rtco.com.

DIVIDEND REINVESTMENT

Record holders (not held by broker) of 100 shares or more of Bank of Granite Corporation stock are eligible to participate in the Company's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of Bank of Granite Corporation common stock. For an informational folder and authorization form or to receive additional information on this plan, contact Registrar and Transfer Company (see "STOCK TRANSFER AGENT AND REGISTRAR").



STOCKHOLDER INFORMATION

For additional information, contact:
Melodie R. Mathes
Stockholder Relations
Bank of Granite Corporation
Post Office Box 128
Granite Falls, North Carolina 28630
828.496.2022
(email: mmathes@bankofgranite.com)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dixon Hughes PLLC
6525 Morrison Boulevard, Suite 516
Charlotte, North Carolina 28211

MARKET INFORMATION

Bank of Granite Corporation operates an independent community bank based in the Catawba Valley Unifour and a mortgage banking company based in the Triad, serving customers from the High Country of the Blue Ridge Mountains, throughout the Foothills, and into the Piedmont and the Charlotte Metro area.

Bank of Granite Corporation and Subsidiaries

BALANCE SHEETS AND STATEMENTS OF INCOME

Condensed Consolidated Balance Sheets

December 31, 2007 and 2006

(in thousands)

		2007		2006
ASSETS				
Cash and cash equivalents	$	**33,324**	$	49,981
Investment securities, available for sale		**117,573**		134,313
Investment securities, held to maturity		**29,656**		35,254
Loans (net of allowances of $17,673 in 2007 and $15,787 in 2006)		**928,653**		896,705
Mortgage loans held for sale		**15,319**		11,797
Premises and equipment, net		**15,462**		13,426
Investment in bank owned life insurance		**30,090**		26,925
Intangible assets		**10,969**		11,044
Accrued interest receivable and other assets		**38,102**		20,328
Total assets	$	**1,219,148**	$	1,199,773
LIABILITIES AND STOCKHOLDERS' EQUITY				
Demand deposits	$	**143,945**	$	144,637
NOW, money market and savings deposits		**394,395**		369,462
Time deposits		**433,649**		449,738
Total deposits		**971,989**		963,837
Overnight and other borrowings		**117,797**		74,839
Accrued interest payable and other liabilities		**14,097**		14,664
Total liabilities		**1,103,883**		1,053,340
Stockholders' equity		**115,265**		146,433
Total liabilities and stockholders' equity	$	**1,219,148**	$	1,199,773

Condensed Consolidated Statements of Income

For the Years Ended December 31

(in thousands except per share data)

		2007		2006		2005
Interest income	$	**89,493**	$	86,543	$	68,159
Interest expense		**36,848**		31,777		20,173
Net interest income		**52,645**		54,766		47,986
Provision for loan losses		**55,131**		6,414		5,194
Net interest income (loss) after provision for loan losses		**(2,486)**		48,352		42,792
Other income		**13,001**		12,508		11,911
Other expenses		**37,001**		32,948		31,815
Income (loss) before income tax expense (benefit)		**(26,486)**		27,912		22,888
Income tax expense (benefit)		**(11,183)**		9,880		7,878
Net income (loss)	$	**(15,303)**	$	18,032	$	15,010
Per share amounts:						
Net income (loss), basic*	$	**(0.97)**	$	1.12	$	0.91
Net income (loss), diluted*		**(0.97)**		1.12		0.91
Cash dividends*		**0.52**		0.48		0.42
Book value*		**7.47**		9.14		8.66

** Amounts for periods prior to September 25, 2006 have been adjusted to reflect the 5-for-4 stock split distributed September 25, 2006.*

Forward Looking Statements

The discussions presented in this annual report contain statements that could be deemed forward looking statements within the meaning of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, which statements are inherently subject to risks and uncertainties. Forward looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning our opinions or judgments about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of our customers or vendors, our level of success in integrating acquisitions, our success operating in new markets that we enter, actions of government regulators, the level of market interest rates, and general economic conditions. For additional factors that could affect the matters discussed in forward looking statements, see the "Risk Factors" section of the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Stockholders and
Board of Directors
Bank of Granite Corporation
Granite Falls, North Carolina

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bank of Granite Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended (not presented herein); and in our report dated March 17, 2008, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Dixon Hughes PLLC
Charlotte, North Carolina
March 17, 2008



Bank of Granite and Granite Mortgage Offices

LOCATION, LOCATION, LOCATION



Boone
Wilkesboro
Winston-Salem
Greensboro/High Point
Lenoir/Uptown
Lenoir/Hibriten
Lenoir/Whitnel
Hudson
Baton
Granite Falls/Main Office
Statesville
Hickory
Hickory/Viewmont
Hickory/Long View
Hickory/Springs Road
Salisbury
Morganton
Hickory/Mountain View
Newton
Conover
Cornelius/Lake Norman
Charlotte/Uptown
Charlotte/SouthPark
Matthews
Fayetteville
LEGEND
Main Office
Banking & Mortgage Offices
Lending & Mortgage Office
Banking Only Offices
Mortgage Only Offices

Granite Falls
828.496.2000 Banking

- Morganton
828.439.2151 Banking
828.439.2170 Mortgage

- Baton
828.728.1864 Banking

- Granite Falls
828.496.2027 Banking

- Hudson
828.728.1850 Banking

- Lenoir/Uptown
828.757.4040 Banking
828.757.4046 Mortgage

- Lenoir/Hibriten
828.757.4070 Banking

- Lenoir/Whitnel
828.757.4060 Banking

- Conover
828.464.4536 Banking
828.464.4587 Mortgage

- Hickory/Downtown
828.345.6800 Banking
828.345.6850 Mortgage

- Hickory/Long View
828.345.6848 Banking

- Hickory/Mountain View
828.294.7000 Banking

- Hickory/Springs Road
828.345.6888 Banking

- Hickory/Viewmont
828.345.6868 Banking

- Newton
828.466.5060 Banking

- Fayetteville
910.484.7272 Mortgage

- Winston-Salem
336.794-5300 Banking
336.760.4911 Mortgage

- Greensboro/High Point
336.878.5304 Lending
336.878.5562 Mortga

- Statesville
704.871.3363 Banking

- Charlotte/Uptown
704.945.6565 Banking
704.945.6581 Mortgage

- Charlotte/SouthPark
704.442.5900 Banking

- Cornelius/Lake Norman
704.987.9990 Banking
704.655.3106 Mortgage

- Matthews
704.814.1200 Banking
704.814.1206 Mortgage

- Salisbury
704.633.8007 Mortgage

- Boone
828.264.4016 Banking
828.263.5387 Mortgage

- Wilkesboro
336.667.8684 Banking
336.667.8175 Mortgage

END